*KH 3/28

AB 3/28

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8-67676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11021584

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2011

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) **AND ENDING** 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JPM Advisors, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Donnelly Drive
(No. and Street)

Dover, MA 02030-1722
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. George, CPA 603-380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burke & Associates CPAs, P.C.
(Name - if individual, state *last, first, middle name*)

175 Derby Street, Suite 19 (Address) Hingham (City) MA (state) 02043 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KW 3/29

OATH OR AFFIRMATION

I James P. McPartland swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of JPM Advisors, LLC as

of December 31 2010, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James P McPartland
Signature

MANAGING MEMBER
Title

Barrie H Clough
Notary Public

BARRIE H. CLOUGH
Notary Public
Commonwealth of Massachusetts
My Commission Expires Aug. 2. 2013

This report contains (check all applicable boxes):**

[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

JPM Advisors, LLC

Contents

BURKE & ASSOCIATES CPAs, P.C.
Certified Public Accountants and Business Advisors
175 Derby Street, Suite 19
Hingham, Massachusetts 02043
Phone: (781) 741-8887
Fax: (781) 741-2564

Independent Auditors' Report

To the Member of
JPM Advisors, LLC
Dover, Massachusetts

We have audited the accompanying statement of financial condition of JPM Advisors, LLC (the "Company"), a Massachusetts Limited Liability Company, as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JPM Advisors, LLC as of December 31, 2010, and the results of its operations, changes in its member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burke & Associates CPAs, P.C.

February 14, 2011

JPM Advisors, LLC

Statement of Financial Condition

December 31,		2010
Assets		
Cash	$	16,812
Accounts receivable (Note 4)		14,392
Total current assets		31,204
Fixed assets, at cost:		
Computer & office equipment		10,511
Furniture		3,458
		13,969
Less accumulated depreciation		8,963
Total fixed assets, net		5,006
Total assets	$	36,210
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued expenses	$	8,027
Total current liabilities		8,027
Commitments (Notes 3 & 4)		
Member's equity (Note 3)		28,183
Total liabilities and member's equity	$	36,210

See accompanying notes to financial statements.

JPM Advisors, LLC

Statement of Income

Year ended December 31,		2010
Revenues (Notes 2 and 4):		
Consulting fees	$	180,000
Success fees		61,278
Reimbursed expenses		3,710
Total revenues		244,988
Expenses:		
Travel, auto and conferences		24,400
Professional fees		19,481
License and permits		7,818
Technology, communications and information processing		5,612
Office expense		3,253
Depreciation		1,668
Total expenses		62,232
Net income	$	182,756

See accompanying notes to financial statements.

JPM Advisors, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2010		
Member's equity, December 31, 2009	$	74,427
Net income		182,756
Distributions to member		(229,000)
Member's equity, December 31, 2010	$	28,183

See accompanying notes to financial statements.

JPM Advisors, LLC

Statement of Cash Flows

Year ended December 31,		2010
Cash flows from operating activities:		
Net income	$	182,756
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,668
Changes in operating assets and liabilities:		
Accounts receivable		(1,311)
Accounts payable and accrued expenses		6,819
Net cash provided by operating activities		189,932
Cash flows from investing activities:		
Purchase of fixed assets		(1,601)
Net cash used by investing activities		(1,601)
Cash flows from financing activities:		
Distributions to member		(229,000)
Net cash used by financing activities		(229,000)
Net decrease in cash		(40,669)
Cash, beginning of year		57,481
Cash, end of year	$	16,812

Supplemental disclosures of cash flow information:
There was no cash paid during the year for interest or income taxes.

See accompanying notes to financial statements.

1. Operations

JPM Advisors, LLC (the "Company") was organized on May 26, 2004 as a Massachusetts limited liability company. On January 9, 2008, the Company became a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). James P. McPartland is the sole member of the Company. The Company engages in consulting and the private placement of securities for its clients.

2. Summary of Accounting Policies

General

The Company follows FASB Statement No. 168 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" ("SFAS 168") which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") in the United States (the GAAP hierarchy). The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non authoritative.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All items of income and expense are accounted for on the accrual basis.

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of the three months or less to be cash equivalents.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Summary of Accounting Policies**
(continued)

Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method over the following estimated useful lives.

Category	Years
Computer and office equipment	5 years
Furniture	7 years

The remaining lives of fixed assets are reviewed by management on a periodic basis. Repair and maintenance expenditures are charged to operations as incurred.

Revenue Recognition

Revenues include consulting and success fees earned for providing consulting services for the private placement of securities.

The Company typically collects upfront, non-refundable retainer fees upon execution of its service engagements. These retainers fees are recognized in the period services are rendered over the term of the engagement or upon completion of the services for which the Company was engaged. The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been performed, price is fixed or determinable and collectability is probable.

Income Taxes

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic 740 Income Taxes, ("ASC 740") requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated the known implications of ASC 740 and has concluded that ASC 740 did not have any effect on the Company's financial statements.

As of December 31, 2010, the Company identified no uncertain tax positions that would require financial statement recognition, de-recognition, or disclosure.

As a single-member LLC, the Company is a disregarded entity for U.S. federal income tax purposes and all income and expenses are reported by its member. Accordingly, no provisions for federal or state income taxes are necessary, as the tax implications of the Company's activities accrue directly to its member.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1). This Rule requires the maintenance of minimum net capital of $5,000, and requires that aggregate indebtedness shall not exceed 15 times net capital. At December 31, 2010, the Company had net capital of $8,785, which exceeded the required net capital by $3,785. At December 31, 2010, the Company's percentage of aggregate indebtedness to net capital was 91.37%.

4. Concentrations of Risk

The Company is engaged in providing consulting services for the private placement of securities. The Company had significant revenue concentration from four clients representing approximately 50%, 25%, 13%, and 12% of total revenue for the year ended December 31, 2010. The accounts receivable for the year ended December 31, 2010 is due from the client representing 12% of total revenue. In the event the clients do not fulfill their obligations, the Company may be exposed to risk. The risk depends on the continuation of service agreements with the clients. It is the Company's policy to review all service agreements on a periodic basis. The Company does not anticipate non-performance by its clients.

5. Subsequent Events

The Company has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and related notes thereto have taken place through February 14, 2011, the date these financial statements were issued. The Company has determined that there are no such subsequent events.

Supplemental Schedules

B&A BURKE & ASSOCIATES CPAs, P.C.
175 Derby Street, Suite 19
Hingham, Massachusetts 02043
Certified Public Accountants and Business Advisors
Phone: (781) 741-8887
Fax: (781) 741-2564

Independent Auditors' Report on Internal Control

To the Member of
JPM Advisors, LLC
Dover, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of JPM Advisors, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 14, 2011

Computation of net capital pursuant to Rule 15c3-1 and statement pursuant to Rule 17a-5(d)(4)

December 31,		2010
Computation of net capital pursuant to Rule 15c3-1		
Computation of Net Capital:		
Total member's equity from statement of financial condition	$	28,183
Total capital		28,183
Less: Non-allowable assets:		
Accounts receivable		14,392
Fixed assets, net		5,006
Total non-allowable assets		19,398
Less: Haircut on securities		-
Net capital	$	8,785
Computation of basic net capital requirement:		
Minimum net capital required 6-2/3% of $0 pursuant to Rule 15c3-1	$	535
Minimum dollar net capital requirements of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	3,785
Computation of aggregate indebtedness:		
Total aggregate indebtedness liabilities	$	8,027
Percentage of aggregate indebtedness to net capital		91.37%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was prepared as there are differences between the Company's computation of net capital and the computation contained herein as follows:

Net capital as reported in the Company's Part IIA (unaudited) Focus Report	$	9,160
Adjustment to accruals as a result of audit		(375)
Net capital per above	$	8,785

JPM Advisors, LLC

Computation of Reserve Requirement
Pursuant to SEC to Rule 15c3-3

December 31, 2010

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).